MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED AUGUST 31, 2020

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of October 8, 2020, should be read in conjunction with the Company's condensed interim consolidated financial statements for the three months ended August 31, 2020 and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included in the following MD&A are in Canadian dollars except as otherwise indicated. These documents and other information relevant to the Company's activities are available for viewing on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, Net Smelter Return Royalties (“NSRs”), Gross Value Return Royalties (“GVRs”), Net Profit Interests (“NPIs”), Gross Proceeds Royalties (“GPRs”), Gross Overriding Return Royalties (“GORs”), Price Participation Royalties (“PPRs”), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA” and on the NYSE American (“NYSE”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have been adjusted to reflect the one for four share consolidation.

Since March 2020, several measures have been implemented in Canada, Australia, Argentina, Mexico, the United States, and in other jurisdictions where we hold royalties and streams in response to the increased impact from the coronavirus (“COVID-19”). These measures, which include the implementation of travel bans, self-imposed quarantine periods, social distancing, and in some cases mine closures or suspensions, have caused material disruption to business globally. Global financial markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on our business operations cannot be reasonably estimated at this time, such as the duration and impact on future production for our partner operators at their respective mining operations. While Metalla expects near-term cash flow on the Company’s royalties to be lower than previously anticipated, management believes the Company's balance sheet is more than adequate to sustain its operations for at least the next twelve months. However, with the addition of the Wharf Royalty and the anticipated addition of the Higginsville Participation Royalty, the potential for a deterioration in the current situation is expected to have less of an adverse impact on the Company’s business, results of operations, financial position and cash flows in the 2021 fiscal year.

Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

COMPANY HIGHLIGHTS

During the three months ended August 31, 2020, and subsequent period the Company:

  increased the number of royalties and streams held to a total of 50 precious metal assets through the following notable transactions:
    acquired a net 1.0% GVR royalty interest on the operating Wharf mine ("Wharf") in South Dakota from third parties for total consideration of US$1.0 million in cash and 899,201 common shares.  Wharf is operated by Coeur Mining, Inc. ("Coeur");
    acquired an existing 2.5% NSR royalty on the northern and southern portions of Kirkland Lake Gold Ltd.'s ("Kirkland Lake") operating Fosterville mine ("Fosterville") in Victoria, Australia, from NuEnergy Gas Limited for total consideration of AUD$2.0 million in cash and 467,730 common shares; and
    announced that it had entered into a purchase and sale agreement with Morgan Stanley Capital Group Inc. to acquire an existing 27.5% price participation royalty interest on Karora Resources Inc.’s operating Higginsville Gold Operations (“Higginsville”) for up to US$6.5 million in common shares of Metalla based on the fifteen day VWAP on the NYSE prior to closing, less any royalty payments received by Morgan Stanley prior to the closing of the transaction.  The royalty is a 27.5% price participation royalty interest on the difference between the London PM fix gold price and AUD$1,340/oz on the first 2,500 ounces per quarter until a cumulative total of 34,000 ounces of gold has been delivered to Metalla.  Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia.  The transaction has received the required regulatory approvals and is expected to close in the calendar fourth quarter of 2020.
  recognized revenue on 252 (August 31, 2019 - 118) attributable gold equivalent ounces at an average realized price of US$1,763.69 (August 31, 2019 - US$1,391.29) and average cash cost of US$42.81 (August 31, 2019 - US$316.49) per gold equivalent oz. (see non-IFRS Financial Measures);
  generated operating cash margin of US$1,720.88 (August 31, 2019 - US$1,074.80) per attributable gold equivalent ounce from the Wharf GVR, Joaquin NSR, New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), and other royalty interests (see non-IFRS Financial Measures);
  recognized revenue from royalty and stream interests of $0.5 million (August 31, 2019 - $0.2 million), net loss of $1.9 million (August 31, 2019 - $0.5 million), and adjusted EBITDA of negative $0.3 million (August 31, 2019 - negative $0.6 million) (see non-IFRS Financial Measures);
  completed a secondary public offering for Coeur for a total of 3,910,000 common shares of the Company previously held, at a price of US$5.30 per common share for gross proceeds of US$20.7 million (the "Secondary Offering").  The net proceeds of the Secondary Offering were paid directly to Coeur; and
  completed an amendment of the convertible loan facility with Beedie Capital ("Beedie") whereby Beedie converted $6.0 million of the $7.0 million initial advance at $5.56 per share for a total of 1,079,136 shares. The Company drew down the remaining $5.0 million from the original loan facility with a revised conversion price of $9.90 and Beedie will make an additional $20.0 million available to the Company to fund future acquisitions.  Following the conversion and the additional drawdown the Company has a total of $6.0 million outstanding and $20.0 million available under the amended loan facility.
Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 50 royalties, streams, and other interests. Five of the royalties and streams are in the production stage, sixteen of the royalties are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Zn: zinc, Pb: lead, Ag: silver, and Au: gold

(2) Kt: kilotonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; KTPA: kilotonnes per annum

(3) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details

Producing Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the production stage:

Propert y	Operator	Location	Metal	Terms
Joaquin Mine	Pan American	Santa Cruz, Argentina	Ag, Au	2.0% NSR
COSE Mine	Pan American	Santa Cruz, Argentina	Ag, Au	1.5% NSR
New Luika Gold Mine	Shanta Gold	Tanzania	Au	15% Ag Stream
Wharf Mine	Coeur Mining	South Dakota, USA	Au, Ag	1.0% GVR
Endeavor Mine(1)	CBH Resources	NSW, Australia	Zn, Pb, Ag	100% Ag Stream

(1) The Endeavor mine was placed into care and maintenance in December 2019.

Below are updates during the three months ended August 31, 2020 and subsequent period to certain of our production stage assets:

COSE & Joaquin Royalties

Metalla received its first royalty payments on Cap-Oeste Sur East ("COSE") and Joaquin for production in fiscal 2020. Revenue was related to mainly development ore shipped to the Manantial Espejo plant. Both mines were scheduled to ramp up to commercial production during the first two calendar quarters of 2020 but have been delayed due to a mandatory shut down of operations by the Argentina government as a result of COVID-19. Pan American reported by news release on August 5, 2020, operations at Pan American's COSE & Joaquin mines resumed on May 4, 2020, with high-grade ore being stockpiled on-site.

Metalla holds an NSR royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

New Luika Silver Stream

On September 3, 2020, Shanta Gold Limited ("Shanta") reported an updated reserve and resource estimate for the New Luika Gold Mine ("NLGM") in Tanzania.  As of June 30, 2020, Shanta reported Ore Reserves of 3,941 Kt at 3.23 g/t for 410 Koz of gold and Resources exclusive of Reserves of 6,724 Kt at 2.45 g/t for 531 Koz of gold. Shanta also released assay results from recent drilling within the NLGM which Shanta expects to incorporate into an updated mine plan. Significant results included 5.5 g/t gold over 8.12 metres and 6.59 g/t gold over 6.06 metres. On September 22, 2020, Shanta reported their intentions to expand the processing capacity at the NLGM. The expansion, which is expected to begin commissioning in Q1 2021, will increase mill throughput capacity by 14% to an annual projected processing rate of 783 KTPA.

Metalla holds a 15% interest in Silverback Ltd. whose sole business is receipt and distribution of a silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Development Stage Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the development stage:

Propert y	Operator	Location	Metal	Terms

Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Au	2.0% NSR(1)
Fifteen Mile Stream (“FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR
Garrison Mine	O3 Mining	Kirkland Lake, Ontario	Au	2.0% NSR
El Realito	Agnico Eagle	Sonora, Mexico	Au, Ag	2.0% NSR
Hoyle Pond Ext.	Newmont	Timmins, Ontario	Au	2.0% NSR(1)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	1.0% NSR(2)
Wasamac	Monarch Gold	Val d’Or, Quebec	Au	1.5% NSR
Timmins West Ext.	Pan American	Timmins, Ontario	Au	1.5% NSR(1)
Beaufor Mine	Monarch Gold	Val d’Or, Quebec	Au	1.0% NSR
San Luis	SSR Mining	Peru	Ag, Au	1.0% NSR
Akasaba West	Agnico Eagle	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Aureus East Mine	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Zaruma	Titan Minerals	Ecuador	Au	1.5% NSR
NuevaUnión	Newmont and Teck	Chile	Au	2.0% NSR
Fosterville	Kirkland Lake Gold	Victoria, Australia	Au	2.5% NSR

(1) Subject to partial buy-back and/or exemption

(2) Option to acquire the underlying and/or additional royalty

Below are updates during the three months ended August 31, 2020 and subsequent period to certain of our development stage assets:

Wasamac

On September 10, 2020, Monarch Gold Corporation ("Monarch") announced their intentions to undertake a review of the silver potential at the Wasamac Gold project in Quebec, Canada. 2012 drilling and resampling programs identified silver mineralization associated with gold-rich sections. The best values recorded include 7.01 g/t silver over 75.9 metres and 10.72 g/t silver over 10.2 metres. Monarch believes a thorough review of the silver potential could add value to the property as the 2018 Wasamac feasibility report had not considered silver in the economic analysis.

Metalla holds a 1.5% NSR on the Wasamac project subject to a buy back of 0.5% for $7.5 million.

Beaufor Mine

On October 1, 2020, Monarch reported initial drilling results totalling 1,425.6 metres of the 42,500-metre drill program at the Beaufor Mine in Val-d'Or, Quebec. Significant intercepts included 783 g/t gold over 0.2 metres and 293 g/t gold over 0.5 metres.

Metalla holds a 1.0% NSR on the Beaufor mine once Monarch has produced 100 Koz of gold from the property.

Fosterville

On July 30, 2020, Kirkland Lake announced results from drilling in the Harrier system which continued to return encouraging results, demonstrating a sustained growth opportunity down dip and in the southern extensions. New drilling returned high-grade mineralization outside of the existing mineral reserves, and also demonstrated the continuity of the Harrier structure for 400 metres down plunge while remaining open at depth with intercept of 8.1 g/t gold over 4.5 metres. Additional high-grade intercepts from ongoing drilling include 20.9 g/t gold over 5.9 metres including 295 g/t gold over 0.3 metres and 22.8 g/t gold over 4.3 metres. Furthermore, drilling at depth outlined a new sulfide structure in the footwall of the Harrier Base fault called Wagtail presenting additional future targets at depth.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Metalla holds a 2.5% NSR royalty on the northern and southern sections of the Fosterville Mining Lease.

Exploration Stage Assets

As at the date of this MD&A, the Company owned a large portfolio of exploration stage assets including:

Property	Operator	Location	Metal	Terms
Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Grenfell	Pelangio Exp.	Kirkland Lake, Ontario	Au	0.25% NSR
Mirado Mine	Orefinders	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Au	1.0% NSR
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Montclerg	IEP	Timmins, Ontario	Au	1.0% NSR
Pelangio Poirier	Pelangio Exp.	Timmins, Ontario	Au	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR
DNA	Detour Gold	Cochrane, Ontario	Au	2.0% NSR
Tower Mountain	White Metal Res.	Thunder Bay, Ontario	Au	2.0% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Edwards Mine	Trillium Mining	Wawa, Ontario	Au	1.25% NSR
Big Island	Copper Reef	Flin Flon, Manitoba	Au	2.0% NSR
Camflo Northwest	Monarch Gold	Val d’Or, Quebec	Au	1.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Anglo/Zeke	Nevada Gold Mine	Nevada, USA	Au	0.5% GOR
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(3)
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Pucarana	Buenaventura	Peru	Au, Ag	1.8% NSR(1)
Capricho	Pucara	Peru	Au, Ag	1.0% NSR
Lourdes	Pucara	Peru	Au	1.0% NSR
Santo Tomas	Pucara	Peru	Au	1.0% NSR
Guadalupe/Pararin	Pucara	Peru	Au	1.0% NSR
Puchildiza	Metalla	Chile	Au	1.5% NSR(2)
Los Patos	Private	Venezuela	Au	1.5% NSR

(1) Option to acquire the underlying and/or additional royalty

(2) Option available

(3) Subject to closing conditions

Below are updates during the three months ended August 31, 2020 and subsequent period to certain of our exploration assets:

Redhill

On September 23, 2020, NuLegacy Gold Corporation ("NuLegacy") announced they had received permits to begin a drill program on the highly prospective Rift Anticline target which spans 5-6 sq. km in the Cortez gold-trend of Nevada. NuLegacy plans to drill three to five core holes in the most developed targets commencing mid-October with the balance the 16-hole program scheduled for completion in Spring 2021.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Metalla holds a 1.5% royalty on the Red Hill project.

Goodfish-Kirana

On September 23, 2020, Warrior Gold Inc. reported mineralization at the "A" zone was extended 50 meters to the east, 100 metres to the west and 100 metres down dip, confirming continuity of the deposit. High grade intercepts include 6.7 g/t gold over 7.4 metres within 2.65 g/t over 22.3 metres within a new high-grade vein system. Other significant intercepts include 3.69 g/t gold over 2.3 metres and 4.07 g/t gold over 7 metres.

Metalla holds a 1% NSR Royalty on the "A" Zone Goodfish-Kirana property.

Lourdes

On October 5, 2020, Pucara Gold Ltd. announced the receipt of final authorization to begin drilling at the Lourdes project in Peru. The phase 1 drill program will consist of 5,430 meters in 23 reverse circulation holes and is expected to commence in October 2020.

Metalla holds a 1% NSR royalty on the Lourdes Gold project.

Aureus East

On October 6, 2020, Aurelius Minerals Inc. reported assay results from previously unsampled and unassayed underground drill core from the Aureus East project. Significant intercepts included 28.4 g/t gold over 1.78 metres, 32.2 g/t gold over 1.10 metres and 3.3 g/t gold over 7.25 metres. The 10,000 metres phase 1 program at the Aureus Gold project is ongoing.

Metalla holds a 1% NSR royalty on the Aureus East project.

Production and Sales from Royalties and Streams

The following table summarizes the attributable gold equivalent ounces produced and sold by the Company's royalty partners for the three months ended August 31, 2020 and 2019, respectively:

	Three months ended August 31,
	2020	2019
Attributable gold equivalent oz. from prior period(1)	-	621
Production and adjustments during the period
Endeavor Silver Stream	-	666
NLGM(2)	59	46
Joaquin	5	-
Wharf	188	-
Total attributable gold equivalent oz. produced(1)	252	1,333
Total attributable gold equivalent oz. sold(1)	(252)	(118)
Remaining attributable gold equivalent oz.(1)(3)	-	1,215

(1) For the methodology used to calculated gold equivalent ounces see Non-IFRS Financial Measures.

(2) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(3) Represents attributable gold equivalent oz. that were produced and to be realized by the operator(s) in subsequent periods after the reporting date.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

CHANGE IN YEAR-END

In order to better align the Company's reporting cycle with its peers and its royalty and stream partners, the Company will be changing its year-end to December 31, beginning with December 31, 2020.  As such the Company will have a four-month period ending December 31, 2020 as its next reporting period, at which time it will be producing statements for the seven months ended December 31, 2020.

The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the transition year and new financial year are:

Transition Year	Comparative Annual Financial Statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
7 months ended December 31, 2020	12 months ended May 31, 2020	December 31, 2020	7 months ended December 31, 2020 and 12 months ended May 31, 2020	3 months ended August 31, 2020	3 months ended August 31, 2019	3 months ended March 31, 2021 6 months ended June 30, 2021 9 months ended September 30, 2021	3 months ended February 29, 2020 6 months ended May 31, 2020 9 months ended August 31, 2020

For additional information please see the Notice filed by the Company on October 9, 2020 which is available on SEDAR at www.sedar.com.

OUTLOOK

Primary revenue sources for the remainder of calendar 2020 are expected to be Wharf, Joaquin, COSE, and NLGM. The Wharf royalty started generating revenue for the Company in the current period, and Joaquin and COSE resumed operations on May 4, 2020. The addition of Higginsville is expected to provide revenue in calendar year 2021. The Company is unable to provide reliable guidance for fiscal 2021 due to the spread of the COVID-19 pandemic and its effect on global mining production levels during calendar year 2020.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to August 31, 2020:

		Three months ended
	August 31,	May 31,	February 29,	November 30,
	2020	2020	2020	2019
Revenue from royalty and stream interests	$452,387	$49,047	$1,264,175	$2,137,581
Net loss	1,899,881	2,168,162	2,081,232	1,054,540
Dividends declared and paid	-	413,079	407,423	403,946
Loss per share - basic and diluted	0.05	0.06	0.06	0.03
Weighted average shares outstanding – basic	36,214,370	34,496,399	34,033,219	33,699,105

		Three months ended
	August 31,	May 31,	February 28,	November 30,
	2019 (1)	2019	2019	2018
Revenue from royalty and stream interests	$160,298	$887,214	$1,442,006	$1,623,140
Net loss	463,926	1,188,405	446,105	496,948
Dividends declared and paid	399,094	565,602	492,648	401,314
Loss per share - basic and diluted	0.01	0.04	0.02	0.02
Weighted average shares outstanding – basic	33,322,502	31,856,771	27,982,205	23,174,721

(1) For additional details on the restatement of prior period deferred taxes see the Prior Period Adjustment section below.

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended August 31, revenue increase compared to the previous quarter as a result of acquiring the producing Wharf royalty.
  For the three months ended May 31, 2020, revenue decreased compared to the previous quarter due to the Endeavor Mine being put on care and maintenance leading to a significant decrease in attributable silver oz. production and significantly lower production from Joaquin and COSE due to mandated government shutdowns related to the COVID-19 pandemic.
  For the three months ended February 29, 2020, revenue decreased compared to the previous quarter, due to a decrease in attributable silver oz. delivered and sold at the Endeavor Mine. The decrease from the Endeavor mine was offset partially in the period as the Company received its first NSR payments from COSE and Joaquin NSR interests.
  For the three months ended November 30, 2019, revenue increased significantly compared to the three months ended August 31, 2019 and the three months ended May 31, 2019 as delivery delays encountered at the smelter at Endeavour Mine in three months ended August 31, 2019 and May 31, 2019, respectively, were resolved and a significant amount of attributable silver oz. was delivered and sold at the Endeavor Mine. The delays at Endeavour Mine contributed directly to the decrease in revenue in the periods ended August 31, 2019 and May 31, 2019, respectively, compared to prior periods.

Prior Period Adjustment

In August 2019, the Company drew down an initial advance of $7.0 million on its convertible loan facility.  In the Company's financial statements for the three months ended August 31, 2019, the Company allocated $4.2 million to the liability portion and the residual $2.7 million was allocated to the conversion feature within equity reserves, however at that time no amount was recorded related to any taxable temporary differences.  While preparing the Company's annual financial statements for the twelve months ended May 31, 2020, the Company reassessed the conversion feature recorded within equity reserves.  Upon further analysis it was determined that a deferred tax liability of $0.8 million related to a taxable temporary difference arising from the equity portion of the convertible loan should also be recorded in equity reserves and this amount was recorded in the Company's annual financial statements for the twelve months ended May 31, 2020.  As the $0.8 amount recorded at year-end was related to a transaction that initially took place during the three months ended August 31, 2019, the Company has decided to adjust the related prior period comparative amounts for the three months ended and as at August 31, 2019, to reflect the recognition of the deferred tax related to the convertible debenture in the period when it first occurred. As a result of this adjustment the following amounts were adjusted:

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended
	August 31, 2019
	Previously reported amount	Restated amount	Change
Deferred income tax recovery (expense)	$(366,811)	$384,415	$751,226
Net loss	(1,215,152)	(463,926)	751,226

The amounts in the table above were corrected on the statement of loss and comprehensive loss, and the statement of cash flows for the three months ended August 31, 2019.  In addition, the allocation of conversion feature in the statement of changes in equity for the three months ended August 31, 2019, changed from the previously reported amount of $2.8 million to $2.0 million and the net loss in the statement of changes on equity also changed consistent with the table above.

Please note all comparative amounts that changed due to the correction of the error disclosed above were changed as required and all comparative numbers disclosed reflect the above noted adjustments.

RESULTS OF OPERATIONS

Three Months Ended August 31, 2020

The Company's net loss totaled $1.9 million for the three months ended August 31, 2020 compared with a net loss of $0.5 million for the three months ended August 31, 2019.

Significant items impacting the change in net loss included the following:

  an increase in revenue from royalties and streams from $0.2 million for the three months ended August 31, 2019 to $0.5 million for the three months ended August 31, 2020, this increase was driven by acquisition of the producing Wharf royalty in the current period offsetting the suspension of operations at the Endeavor mine which was the sole source of revenue in the comparative period;
  an increase in general and administrative expenses from $0.7 million for the three months ended August 31, 2019 to $0.9 million for the three months ended August 31, 2020, this increase was driven by an increased transaction activity at the Company as it continues to expand its portfolio of royalty and streams, and other direct and indirect incremental costs associated with the NYSE listing;
  an increase in share-based payments from $0.5 million for the three months ended August 31, 2019 to $0.7 million for the three months ended August 31, 2020, this increase was related to the vesting of previously granted restricted share units ("RSUs") and stock options; and
  an increase in current and deferred income tax expense from a recovery of $1.1 million for the three months ended August 31, 2019 to an expense of $0.2 million for the three months ended August 31, 2020, this increase was related primarily to the recognition of the taxable temporary difference from the equity portion of the convertible loan.
Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company's cash balance as at August 31, 2020 was $8.5 million (May 31, 2020 - $4.7 million) and its working capital was $8.4 million (May 31, 2020 - $3.4 million). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has sufficient working capital to undertake its current business plan for the foreseeable future. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. The Company may issue new shares through the ATM Program or other public and/or private placements, draw down additional funds under the Amended Loan Facility, enter into new debt agreements, sell assets, or return capital to shareholders.

During the three months ended August 31, 2020, cash increased by $3.8 million. The increase was due to net cash provided by financing activities of $7.1 million, partially offset by net cash used in operating and investing activities of $1.6 million and $1.6 million, respectively. Exchange rate changes had a minimal impact on cash of less than $0.1 million.

Debt

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of $12.0 million with Beedie to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of $7.0 million, with the remaining $5.0 million available for subsequent advances in minimum tranches of $1.25 million. The Loan Facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due April 21, 2023. At the option of Beedie, principal outstanding can be converted into common shares of the Company at a conversion price of $5.56 per share.  In August 2019, the Company drew down the initial advance of $7.0 million of which $4.2 million was allocated to the liability portion and the residual value of $2.8 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.8 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 23.5% per annum, with an expected life of four years.

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment").  As part of the Loan Amendment the following items of the Loan Facility were amended:

  Beedie converted $6.0 million of the $7.0 million drawn down on the Loan Facility in 2019 at a conversion price of $5.56 per share for a total of 1,079,136 common shares of the Company.  The conversion price on the remaining $1.0 million will remain at $5.56 per share;
  the Company drew down the remaining undrawn $5.0 million available from the Loan Facility and the conversion price for this drawn $5.0 million was repriced from $5.56 to $9.90 per share;
  the Loan Facility will be increased by an aggregate $20.0 million.  All future advances from the additional $20.0 million will have a minimum amount of $2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price ("VWAP") of the Company's shares on the date of such advance;
  if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices;
  the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5% (previously 2.5%), the interest rate on all drawn funds will remain unchanged at 8.0%; and
  the maturity date remains unchanged with principal payment due April 21, 2023.
Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Following this conversion and draw down, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company has $1.0 million outstanding with a conversion price of $5.56 per share, $5.0 million outstanding with a conversion price of $9.90 per share, and has $20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In August 2020, the Company drew down $5.0 million from the Amended Loan Facility of which $3.8 million was allocated to the liability portion and the residual value of $1.2 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.3 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately three years.

In August 2020, as per the terms of the Loan Amendment, Beedie converted $6.0 million of the initial draw-down on the Loan Facility in 2019 at a conversion price of $5.56 per share for a total of 1,079,136 common shares of the Company.  Upon conversion the Company derecognized $4.0 million from the liability, and $2.4 million from equity reserves and transferred $6.4 million to share capital.  The Company also recorded a deferred income tax expense of $0.5 million with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the first draw-down.

For the three months ended August 31, 2020, the Company recognized finance charges of $0.1 million (2019 - $0.3 million) related to costs associated with the Amended Loan Facility including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Cash Flows from Operating Activities

During the three months ended August 31, 2020, cash used in operating activities was $1.6 million and was primarily the result of a net loss of $1.9 million, partially offset by $1.4 million for items not affecting cash, and by a $1.2 million increase in non-cash working capital items.  During the three months ended August 31, 2019, net cash used in operating activities was $0.8 million and was primarily as a result of a net loss of $0.5 million, offset by $0.6 million for items not affecting cash, and by a $0.9 million increase in non-cash working capital items.

Cash Flows from Investing activities

During the three months ended August 31, 2020, cash used in the Company's investing activities was $1.6 million and was primarily related to the acquisition of royalties and streams. During the three months ended August 31, 2019, cash used in the Company's investing activities was $0.5 million and was related to the acquisition of royalties and streams.

Cash Flows from Financing activities

During the three months ended August 31, 2020, cash provided by the Company's financing activities was $7.1 million, which was primarily comprised of the drawdown of $5.0 million from the Amended Loan Facility, $2.4 million from the exercise of share purchase warrants and stock options, partially offset by $0.1 million of finance charges, and $0.1 million of interest payments. During the three months ended August 31, 2019, cash provided by the Company's financing activities was $3.9 million, which was primarily comprised of the drawdown of $7.0 million from the Loan Facility, $0.5 million from the exercise of share purchase warrants and stock options, partially offset by $2.7 million of principal loan repayments, $0.4 million of dividend payments, $0.3 million of finance charges, and $0.2 million of interest payments.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

At-The-Market Equity Program

In September 2020, the Company announced that it had entered into an equity distribution agreement (the “Distribution Agreement”) with a syndicate of agents (collectively, the “Agents”) to establish an At-The-Market equity program (the “ATM Program”).  Under the ATM Program, the Company may distribute up to US$20.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the “Offered Shares”).  The Offered Shares will be sold by the Company, through the Agents, to the public from time to time, at the Company’s discretion, at the prevailing market price at the time of sale.  The net proceeds from the ATM Program will be used to finance the future purchase of royalties and streams and for general working capital purposes.  The Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$20.0 million (or the equivalent in Canadian Dollars); or (b) June 1, 2022.  For additional details about the ATM Program please see the press release by the Company dated September 4, 2020 and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

From September 4, 2020, to the date of this MD&A, the Company had distributed 3,000 shares under the ATM Program at an average price of $11.27 per share for gross proceeds of $33,820, with aggregate commissions paid or payable to the Agents in the amount of $846, resulting in aggregate net proceeds of $32,974.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  38,385,910 common shares issued and outstanding;
  2,160,770 stock options outstanding with a weighted average exercise price of $3.94;
  18,750 share purchase warrants outstanding with a weighted average exercise price of $3.40; and
  211,000 unvested restricted share units.

Dividends

The Company’s long-term goal is to pay out a target rate of 50% of the annualized operating cash flow of the Company. While the Company paid monthly dividends to holders of its common shares for each quarter during the financial year ended May 31, 2020, the Company has not declared or paid dividends subsequent to May 31, 2020. Going forward, the board of directors of the Company will continue to monitor the impact of the COVID-19 pandemic and assess the Company's ability to pay dividends in respect of a particular quarter during its financial year.

Requirement of additional financing

Management believes that the Company's current operational requirements and capital projects can be funded from existing cash, cash generated from operations, funds available under the Amended Loan Facility, and funds raised in the ATM Program. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes the Chief Executive Officer and Chief Financial Officer) for services rendered and compensation for members of the Board of Directors in their capacity as directors of the Company. During the three months ended August 31, 2020, the Company's key management compensation was as follows:

	Three months ended
	August 31,
	2020	2019
Salaries and fees (1)	$146,197	$146,564
Share-based payments	414,032	468,521
	$560,229	$615,085

(1) The services of the Chief Financial Officer ("CFO") of the Company are provided through a management services company, Seaboard Services Corp., which bills the Company for various administrative and regulatory services on a monthly basis and included within the monthly amount is the cost of the CFO which is not billed separately. For the three months ended August 31, 2020, the Company was billed $43,500 by the management services company and part of that amount was for the CFO services, such amount is not included in the table above.

As at August 31, 2020, the Company had less than $0.1 million (May 31, 2020 - $0.6 million) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

As at August 31, 2020, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,020,209	$-	$-	$1,020,209
Loans payable principal, interest, and standby charges	780,000	7,277,918	-	8,057,918
Payments related to acquisitions of royalties and streams	344,923	-	-	344,923
	$2,145,132	$7,277,918	$-	$9,423,050

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests.  However, these payments are subject to certain triggers or milestone conditions that had not been met as of August 31, 2020.

Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	August 31,	May 31,
	2020	2020
Financial assets
Amortized cost:
Cash	$8,486,134	$4,695,653
Other receivables	49,287	51,099
Fair value through profit or loss:
Royalty and stream receivables	203,499	-
Marketable securities	88,000	36,000
	$8,826,920	$4,782,752

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$1,020,209	$1,635,627
Loans payable	4,453,913	4,595,440
	$5,474,122	$6,231,067

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, stream receivable (if any) includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 7 in the Company's condensed interim consolidated financial statements for the three months ended August 31, 2020. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, and the United States and incurs expenditures in currencies other than the Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at August 31, 2020, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of less than $0.1 million in the Company's pre-tax income or loss.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

NON-IFRS FINANCIAL MEASURES

The Company has included, throughout this document, certain performance measures, including (a) average cash cost of silver per attributable ounce, (b) average realized silver price per attributable ounce, and (c) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Average cash cost per attributable gold equivalent ounce

Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. Gold equivalent ounces are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period.

The Company presents average cash cost per gold equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

		Three months ended
		August 31,
		2020		2019
Cost of sales, excluding Depletion		$-		$46,628
Cost of sales for NLGM(1)		14,502		8,517
Adjust for:
Refining charge		-		(5,777)
Total cash cost of sales		14,502		49,368
Total attributable gold equivalent oz. sold(2)		252		118
Average cash cost per attributable gold equivalent oz .		$57.49		$418.37
Average cash cost of per attributable gold equivalent oz . (3)	US$	42.81	US$	316.49

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Gold equivalent ounces are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period.

(3) Canadian dollar amounts were translated to US dollars using the average exchange rates for the relevant period.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Average realized price per attributable gold equivalent ounce

Average realized price per attributable gold equivalent ounce is calculated by dividing the Company's sales by the number of attributable gold equivalent ounces sold.

The Company presents average realized price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

		Three months ended
		August 31,
		2020		2019
Royalty revenue		$452,387		$-
Revenue from NLGM(1)		145,022		85,170
Sales from stream interests		-		137,625
Adjust for:
Refining charge		-		(5,777)
Sales from stream and royalty interests		597,409		217,018
Total attributable gold equivalent oz. sold		252		118
Average realized price per attributable gold equivalent oz .		$2,368.32		$1,839.14
Average realized price per attributable gold equivalent oz . (3)	US$	1,763.69	US$	1,391.29

Operating cash margin per attributable gold equivalent oz . (2)		$2,310.83		$1,420.77
Operating cash margin per attributable gold equivalent oz . (3)	US$	1,720.88	US$	1,074.80

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin is calculated based on average realized price and average cash cost.

(3) Canadian dollar amounts were translated to US dollars using the average exchange rates for the relevant period.

Adjusted EBITDA

Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

	Three months ended
	August 31,
	2020	2019 (1)
Net loss	$(1,899,881)	$(463,926)
Adjusted for:
Interest expense	262,653	137,858
Finance charges	144,808	336,098
Income tax provision (recovery)	214,119	(1,116,219)
Depletion and amortization	277,855	41,233
Foreign exchange gain	(20,912)	(62,614)
Share-based payments (2)	685,694	536,904
Adjust ed EB ITDA	$(335,664)	$(590,666)

(1) For additional details on the restatement of prior period deferred taxes see Note 14 of the condensed interm considated financial statements for the three months ended August 31, 2020.

(2) Includes stock options and restricted share units.

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

EVENTS AFTER THE REPORTING DATE

Subsequent to August 31, 2020, the Company:

  announced an ATM Program to distribute up to US$20.0 million (or the equivalent in Canadian Dollars) of the common shares of the Company. The Offered Shares will be issued by the Company to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale.
  announced that it had entered into a purchase and sale agreement with Morgan Stanley Capital Group Inc. to acquire an existing 27.5% price participation royalty interest on Karora Resources Inc.'s operating Higginsville Gold Operations for up to US$6.5 million in common shares of Metalla based on the fifteen day VWAP on the NYSE prior to closing, less any royalty payments received by Morgan Stanley prior to the closing of the transaction.  The transaction has received the required regulatory approvals and is expected to close in the calendar fourth quarter of 2020; and
  completed the previously announced acquisition of a 2.5% NSR royalty on Fosterville in Victoria, Australia for total consideration of AUD$2.0 million in cash and 467,730 common shares of the Company.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's significant accounting policies and estimates are disclosed in Note 2 of the annual consolidated financial statements for the year ended May 31, 2020.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated whether there were changes to the Company's DCP during the three months ended August 31, 2020 that have materially affected, or are reasonably likely to materially affect, the DCP.  No such changes were identified through their evaluation.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Internal Controls Over Financial Reporting

The CEO and the CFO, with the participation of management of the Company are responsible for establishing and maintaining Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

There were no changes to the Company's ICFR during the three months ended August 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR or DCP.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties.  For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated May 31, 2020, which is available on SEDAR at www.sedar.com.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the “SEC”) set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed by U.S. companies in SEC filings that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource”, or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

“Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted by Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves. "Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to future events or future performance of Metalla, payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, pending and prospective acquisitions, future sales under the ATM program, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, dividend policy and future payment of dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s operations and overall business, and the temporary duration of the COVID-19 pandemic. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream, or other production-base interest are located or through which they are held, measures taken by the Company, governments or partner operators in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business, risks related to the operators of the properties in which the Company holds a royalty, stream, or other production-base interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream, or non-operating interest; whether or not the Company is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; the ability to maintain adequate controls as required by law; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream, or other production-based interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream, or other production-based interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases including COVID-19; the integration of acquired assets; as well as other factors identified and as described in more detail under the heading "Risk Factors" in the Company's MD&A for the year ended May 31, 2020, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED AUGUST 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues;  integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 24